August 13, 2009

Attention: Mr. Ryan Houseal

Division of Corporation Finance

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:

Butte Highlands Mining Company

Registration Statement on Form 10

Filed May 5, 2009
File No. 000-53662

Dear Mr. Houseal,

In connection with the Butte Highlands Mining Company Registration Statement on Form 10, the company acknowledges that:

•

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the company may not assert staff comments as a defense in any proceeding  initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Butte Highlands Mining Company

By: /s/ Paul A. Hatfield

    Paul A. Hatfield, President